Katie Kazem

T: +1 703 456 8043

kkazem@cooley.com

September 3, 2025

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Re:	LAVA Therapeutics N.V.
Schedule 14D-9 Filed August 15, 2025
File No. 005-92425

Dear Mr. Callaghan:

On behalf of our client, LAVA Therapeutics N.V. (“LAVA”), we submit this letter setting forth the responses of LAVA to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its comment letter, dated as of August 26, 2025 (the “Comment Letter”), with respect to the Schedule 14D-9 filed with the Commission by LAVA on August 15, 2025 (the “Schedule 14D-9”). Concurrently with the filing of this letter, LAVA has filed Amendment No. 1 to the Schedule 14D-9 (the “14D-9 Amendment”) through EDGAR.

LAVA’s responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. All terms used but not defined herein have the meanings assigned to such terms in the Schedule 14D-9, as amended by the 14D-9 Amendment. For ease of reference, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided LAVA’s response below such comment.

Schedule 14D-9 filed August 15, 2025

Reasons for the Recommendation of the LAVA Board, page 24

1.	On page 25, we note that the LAVA Board considered the "assets, liabilities and financial condition of the Company on a standalone basis" in reaching its recommendation to shareholders. However, on page 32, we note that "LAVA advised Leerink Partners that it did not have a standalone business plan and its plan in the absence of a sale or merger of the company was to pursue a dissolution of LAVA." Therefore, please revise this section to further explain the LAVA Board's evaluation of the Company's prospects on a standalone basis.

LAVA’s Response: In response to the Staff’s comment, LAVA has revised the disclosure on page 25 of the Schedule 14D-9 to clarify that the LAVA Board concluded that the Company did not have a viable standalone business plan.

September 3, 2025

2.	See our last comment above. We note that upfront consideration represented by the Cash Amount ($1.16 - $1.24 per Share) represents a discount to the market price at or around the time that the Offer commenced (e.g., the closing market price was $1.54 per Share on August 14, 2025). Please revise to discuss what consideration the LAVA Board gave to the market price per Share in determining that the Purchase Agreement and the Transactions are in the best interest of LAVA.

LAVA’s Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 25 of the Schedule 14D-9 to discuss the consideration that the LAVA Board gave to the market price per Share.

Opinion of Leerink Partners LLC, page 29

3.	See comment 1 above. On page 32, we note that Leerink Partners concluded that “traditional valuation methodologies typically used for purposes of valuing a business as a going concern were not applicable to LAVA” given that LAVA did not have a standalone business plan. However, on page 30, we note that in addition to reviewing the Dissolution Analysis, “Leerink Partners also conducted such other financial studies and analyses . . . as it deemed appropriate” in rendering its opinion. Please identify these “other financial studies and analyses” and explain how they were considered by Leerink Partners.

LAVA’s Response: In response to the Staff’s comment, the Company has revised the disclosure on page 30 of the Schedule 14D-9 to reflect that the referenced language is customary wording in Leerink Partners’ opinions to convey that the opinion does not purport to describe all work performed and information considered by Leerink Partners. Leerink Partners has confirmed that all material studies and analyses performed by Leerink Partners are described in the Schedule 14D-9.

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September 3, 2025

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any comments or questions regarding the foregoing to the undersigned at (703) 456 8043. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Katie Kazem

Katie Kazem

cc:	Stephen Hurly, LAVA Therapeutics N.V.
Divakar Gupta, Cooley LLP
Courtney T. Thorne, Cooley LLP
Rita Sobral, Cooley LLP